August 7, 2007
Mark Webb
Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
Washington, DC 20549

Re:	Wachovia Corporation Registration Statement on Form S-4 Filed June 28, 2007 File No. 333-144157
Dear Mr. Webb:
     Wachovia Corporation (“Wachovia”) is in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated July 31, 2007, regarding the above-referenced registration statement. Enclosed herewith are Wachovia’s proposed changes to the registration statement in response to the Staff’s comments.
     Wachovia’s responses to the Staff’s comments are set forth below. For your convenience, Wachovia has restated the Staff’s comments and has keyed responses accordingly. Page references are to the enclosed proposed changes to the registration statement. Wachovia is also filing today by EDGAR an amendment to the Form S-4. For the Staff’s assistance in reviewing Wachovia’s responses, Wachovia will provide a printer’s proof of that document marked to show changes.
General
1.	Please confirm that A.G. Edwards did not provide financial projections to Wachovia.

Wachovia confirms that A.G. Edwards did not provide financial projections to Wachovia.

2.	Please provide the staff with copies of the board books, presentations and any other materials provided by financial advisors to the respective boards or management teams in connection with the transaction.

Goldman Sachs and Wachovia (on behalf of Credit Suisse Securities (USA) LLC), respectively, will supplementally provide the Staff the requested documentation under separate cover requesting confidential treatment under the applicable rules of the Commission.

3.	Since your Form 10-K is incorporated by reference in this registration statement, please address the outstanding comments on your Form 10-K, including those in our most recent letter dated July 20, 2007, prior to requesting effectiveness.

Wachovia acknowledges that outstanding comments on its 2006 Annual Report on Form 10-K from the Staff will be addressed prior to requesting effectiveness of the registration statement. Wachovia notes that it has filed a response to the July 20, 2007 letter on August 3, 2007.
Summary
The Merger is Intended to be Tax-Free to Stockholders ..., page 2
4.	When sent, the prospectus/proxy will include an executed opinion. Please revise this disclosure to indicate that the opinion has been delivered, and disclose more fully the substance of counsel’s opinion.

In response to the Staff’s comment, the disclosure on page 3 has been revised.
Unaudited Comparative Per Common Share Data of Wachovia and A.G. Edwards, page 9
5.	Please revise to provide ‘Pro forma book value per common share’ and ‘Equivalent pro forma book value per common share.’

In response to the Staff’s comment, the requested information on page 9 has been provided for the March 31, 2007 period but excluded for the December 31, 2006 period pursuant to Regulation S-X, 17 C.F.R. §210.11-02(c)(1).
Risk Factors, page 14
6.	Some of your risk factors state that there can be no assurance of a specific outcome when the real risk is not your inability to give assurance, but the underlying situation. Please revise to eliminate this and similar language.

In response to the Staff’s comment, the disclosure on pages 14-16 has been revised. In addition, disclosures on pages 5, 47, 54, and 57 have been similarly revised.
Background of the Merger, page 23
7.	Please revise to discuss the negotiation of the principal terms of the transaction, including price.

In response to the Staff’s comment, the disclosure on page 24 has been revised.
A.G. Edwards’ Reasons for the Merger ..., page 26

8.	We note the statement that the discussion includes “a number of factors” considered by the board. Please revise to disclose all material factors considered.

Wachovia has been advised by A.G. Edwards that the list of factors disclosed in the original registration statement filing were in fact the material factors. Accordingly, to clarify the disclosure and in response to the Staff’s comment, the disclosure on page 26 has been revised.
Wachovia’s Reasons for the Merger, page 28
9.	We note the statement that the board expects the acquisition will be accretive beginning in 2008, excluding merger-related and restructuring expenses. Please revise to clarify when the board expects it to be accretive in an absolute sense.

Wachovia believes that excluding the impact of merger-related and restructuring expenses from the accretion/dilution analysis is consistent with conventional techniques of financial analysis and is the manner in which Wachovia’s board and management analyzed the recurring impact of the merger on projected earnings per share since, unlike cost savings, which have an ongoing impact, the merger-related expenses consist of non-recurring expenses. Accordingly, Wachovia believes it appropriate to exclude the effect of such expenses when assessing the impact of the merger on Wachovia’s ability to generate earnings per share on a recurring basis in the future. Wachovia further believes that this methodology is consistent with the manner in which the investor community typically analyzes the recurring impact of mergers — for example, merger-related and restructuring costs were excluded from the First Call consensus earnings per share estimates utilized by Wachovia’s management in preparing its accretion/dilution analysis and have been excluded from similar analyses conducted by financial institutions and their financial advisors in other financial institution mergers[1].

Wachovia informs the Staff that Wachovia management did not prepare information about accretion/dilution on a basis that included merger-related and restructuring expenses and the Wachovia board of directors was not presented information about accretion/dilution on that basis. Since neither Wachovia’s management nor the Wachovia board considered accretion/dilution on a basis that included such expenses in their respective deliberations about or as reasons for the merger, we believe that the addition of such an analysis at this time would not accurately portray the factors considered by Wachovia’s board in its consideration of the proposed merger. Accordingly, Wachovia notes that the particular language referenced on page 28 remains unchanged; however, for the sake of clarifying the disclosure and in response to the Staff’s comment, Wachovia has added additional disclosure about the expected amount and timing of merger-related and restructuring expenses following that sentence.
Opinion of A.G. Edwards’ Financial Advisor, page 28
10.	Please describe any material relationship between A.G. Edwards and its

[1]	E.g., Capital One Financial Corp./North Fork Bancorp, Inc.; J.P. Morgan Chase & Co./Bank One Corp.; and Bank of America Corporation/Fleet Boston Financial Corporation.

affiliates and Goldman Sachs and its affiliates during the past two years, not just investment banking and financial advisory services, and disclose the compensation received.

In response to the Staff’s comment, the disclosure on pages 36 and 37 has been revised. Wachovia has been advised that A.G. Edwards and Goldman Sachs are in the process of confirming the amount of fees in the disclosure on page 36 and Wachovia will provide that amount supplementally to the Staff when available, as well as disclose the amount in the registration statement prior to being declared effective by the Commission. Other than as described in the proxy statement-prospectus, Wachovia has been advised that A.G. Edwards is not aware of any other material payments to Goldman Sachs or its affiliates in the last two years.
The Merger Agreement, page 43
11.	Your discussion should include all material terms of the merger agreement. Accordingly please revise the first sentence of the introductory paragraph and throughout this section as necessary.

In response to the Staff’s comment, the disclosure on page 44 has been revised.
Material U.S. Federal Income Tax Consequences, page 57
12.	Please revise to state either that the discussion represents tax counsel’s opinion, or that it is a summary of the opinion filed as an exhibit to the registration statement.

In response to the Staff’s comment, the disclosure on page 59 has been revised.
Legal Matters, page 74
13.	Please provide the address of the counsel giving the legality opinion. See paragraph 23 of Schedule A to the Securities Act.

In response to the Staff’s comment, the disclosure on page 75 has been revised.
Annual Report on Form 10-K for the year ended December 31, 2006
Item 13. Certain Relationships and Related Transactions
14.	We note your reference to non-lending relationships and transactions with related parties and entities affiliated with them. Please amend to provide the information required by Item 404 of Regulation S-K with regard to such relationships and transactions.

Wachovia respectfully believes that there are no non-lending relationships and transactions requiring disclosure under Item 404 of Regulation S-K (“Item 404”) in Wachovia’s 2006 Annual Report on Form 10-K.

Wachovia understands the Staff’s comment regarding non-lending relationships and transactions to refer to Wachovia’s disclosure on page 72 of its 2007 Proxy Statement (the “Proxy Statement”), under the caption “Other Matters Relating to Executive Officers and Directors and Related Party Transactions Policy,” which is incorporated by reference in Item 13 of Wachovia’s 2006 Annual Report on Form 10-K. Please be advised that this disclosure, which includes references to non-lending relationships and transactions with some of Wachovia’s directors and their affiliated organizations, relates to relationships and transactions that were considered by Wachovia’s Board of Directors in making its independence determinations but that are not required to be disclosed by Item 404 either because of the amounts involved or because such related parties do not have a direct or indirect material interest in such relationships and transactions.[2] Wachovia provided such disclosure and a cross-reference to such additional information to assist shareholders in finding the most complete information regarding relationships between Wachovia and its directors. Wachovia noted transactions with Barclays Bank plc for similar reasons notwithstanding its conclusion that Barclays’ did not have a direct or indirect material interest in such transactions.

Based on the foregoing, Wachovia believes its current disclosure complies with Item 404 and Item 13 of Form 10-K and it therefore would not be appropriate to amend Wachovia’s 2006 Annual Report on Form 10-K to provide any additional Item 404 disclosure.
* * *

[2]	The general disclosure on page 72 of the Proxy Statement relating to non-lending relationships and transactions with some Wachovia directors refers to those relationships and transactions specifically described on pages 13 through 15 of the Proxy Statement in the section entitled “Corporate Governance Policies and Practices—Director Independence,” as indicated by the cross-reference to such section directly after such disclosure on page 72 of the Proxy Statement. Page 15 of the Proxy Statement includes Wachovia’s conclusion that the relationships and transactions “were not material to Wachovia or the other entity and that none of the . . . directors or, to the extent applicable, their immediate family members had a direct or indirect material interest in the relationships or transactions with these entities.” Wachovia also notes supplementally that in some cases the amounts involved in these relationships and transactions did not exceed the $120,000 reporting threshold set forth in Item 404. For example, the aggregate amounts involved in connection with each of the respective family relationships described on page 15 of the Proxy Statement were less than $120,000 in fiscal year 2006.

     Wachovia acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosures in the filing:

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If the SEC staff should have any questions regarding this letter or the attached responses, please do not hesitate to contact me at (704) 374-3234.
Very truly yours,
/s/ Ross E. Jeffries, Jr.
Ross E. Jeffries, Jr.
Senior Vice President and Deputy General Counsel
(Enclosure)

cc:	Lee A. Meyerson, Esq. Mitchell S. Eitel, Esq. Douglas L. Kelly Edward D. Herlihy, Esq. Lawrence S. Makow, Esq. Mark C. Treanor, Esq.